Mail Stop 3561

	May 5, 2006

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San, Diego CA 92101

	Re:	HLS Systems International Ltd.
		Registration Statement on Form S-4
		Filed on March 30, 2006
		File No. 333-132826

Dear Mr. Li:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the proxy card in your next amendment.

2. Provide the disclosure required by Rule 14a-5(e) as required by
Item 1(c) of Schedule 14A.  See Item 18(a)(1) of Form S-4.

3. We note that 23,500,000 shares of HLS common stock will be issued
HollySys stockholders and their designees as payment for all the outstanding common stock of HollySys. Also, you state that as additional consideration, the HollySys Stockholders and their designees will be issued up to an aggregate of 8,000,000 shares of common stock of HLS (2,000,000 per year on an all-or-one basis). Please advise whether those shares will be registered and if not, which exemption you plan to rely upon and the facts supporting your reliance upon the exemption.

4. Please define "designees." Please explain "all-or-one" basis.

5. Please clearly explain the affiliations between Gifted Time
Holdings, Shanghai Jingquiaotong Industrial, HollySys, Team Spirit and OSCAF International.

6. Chardan`s S-1 registration indicated that all shares of the existing stockholders are placed into an escrow account and will not be released from escrow until August 2, 2008. Please state in the S-
4 registration how many shares are in escrow and their dispositions in light of the redomestication merger and stock purchase agreement.

7. Please disclose whether any federal, state and foreign regulatory requirements must be complied with or approval must be obtained in connection with the transactions, and if so, the status of such compliance or approval. See Item 3(i) of Form S-4.

8. Please provide the information required by Item 7 of Form S-4 and
Item 507 of Regulation S-K regarding reoffering by persons and parties deemed to be underwriters.

9. We note that solicitation may be made by phone or by person.
Please provide the information required by Item 4 of Schedule 14A.

10. Where appropriate, please:

* describe how ownership of HollySys` third subsidiary, Beijing
HollySys Hoatong Science & Technology Development Co., Ltd., will be obtained;

* expand disclosure of the operating life of each company throughout the filing as disclosed in Note 1 on FII-8; and

* disclose Kerry Propper`s prior and current SPAC involvement
(Origin
Agritech, Chardan South China Acquisition Corp., etc.).

Cover Page of the Prospectus

11. The reference to "financial statements of HollySys. . ." on page
12 should be clarified. There are no financial statements bearing that name.

Questions and Answers about the Meeting, page 13

12. In the answer to the question "What will I receive in the Redomestication Merger," please explain the effect of dilution even though Chardan security holders will receive an equal number of shares of common stock of HLS.

13. You state that HollySys Stockholders and their designees initially will own 77% of the issued and outstanding shares immediately after the acquisition and Chardan stockholders will own less than 23% of HLS if HLS issues the additional shares. Please provide the percentage of shares Chardan stockholders will own assuming all 8,000,000 shares of additional consideration are issued.

14. Please discuss the conversion rights or the lack of conversion rights for warrants in the answer to the question "Do I have conversion right?"

15. Please discuss whether conversion rights that were not properly exercised may be remedied subsequently and, if so, how.

16. You state that the funds deposited in the trust account after consummation for the stock purchase will be retained by HLS for operating capital subsequent to the closing of the business combination and for potential use to pay the deferred purchase price.
Please discuss the "potential use to pay the deferred purchase price." Are they in addition to the eight million shares of possible additional consideration and the $3 million deferred compensation?

Summary, page 18

HollySys Holdings

17. The organization and origination of "HollySys" is not at all clear and should be clearly explained in the Summary. The end result of all of the myriad transactions described, including their relationship to Gifted Time Holdings, should be described.

18. The prospectus reads, "HollySys Holdings was established under the laws of the British Virgin Islands on September 21, 2005. On September 20, 2005 the stockholders of HollySys Holdings entered into a reorganization agreement to put 74.11 of the equity interest in
.. .
..." We also note that the stockholders of Beijing HollySys and Hangzhou HollySys formed respective British Virgin Islands companies to hold their equity interest in Beijing HollySys and Hangzhou HollySys. HollySys Holdings then entered into consignment agreements with these British Virgin Islands companies. Please identify the stockholders of HollySys Holdings and Beijing HollySys and Hangzhou
HollySys and the entities of the British Virgin Islands companies they formed.

19. Please explain why HollySys Holdings is also called Gifted
Time
Holdings, Ltd. and give a brief history of Gifted Time Holdings, Ltd.

20. You state that HollySys Holdings also entered into share transfer agreement with two foreign investors in Hangzhou HollySys to obtain their equity interest in Hangzhou HollySys. Please describe this transaction in greater detail and the business purpose of the transfer in later parts of the prospectus. The reorganization agreement may need to be filed as a material exhibit.

21. The first full paragraph is confusing. From information provided elsewhere in the prospectus, see, e.g., page 64, it appears that certain persons holding 74.11% of the equity interests in Beijing HollySys (which directly holds 40% of Hangzhou HollySys) and certain other persons holding 60% of the equity interests in Hangzhou HollySys undertook a reorganization whereby HollySys Holdings was formed as a British Virgin Islands holding company over the PRC operating companies. It further appears that some of the stockholders organized various BVI companies to hold their equity interests in HollySys Holdings. The various companies entered into consignment agreement with HollySys Holdings, respectively, thus giving HollySys Holdings functional control of the equity interests in the PRC operating companies. Please clarify the disclosure accordingly.

22. In addition, reference is made to the withdrawal of an investor.
Please explain why its inability to acquire an additional 20% interest in Hangzhou HollySys led it to withdraw from the reorganization agreement governing the formation of HollySys Holdings. Please also state whether this investor continues to hold its interest in Beijing HollySys.

23. The first paragraph also states that HollySys Holdings entered into "share transfer agreements" with two foreign investors in Hangzhou HollySys to obtain their equity interests in that company.
It appears that the two foreign investors are Team Spirit
Industrial
Limited and OSCAF International Limited. See, e.g., page 64. Please confirm and state the amount of their respective equity interests in
Hangzhou. Please describe the terms and conditions of the share transfer agreements and state whether these agreements are valid and enforceable under the laws of the PRC in the opinion of counsel for the two investors. Please explain why the stock in question was not subject to transfer restrictions under PRC law. We note that the prospectus states elsewhere, see, e.g., page 64, that the stock consignment agreements provide for the control of the shares of both
Beijing HollySys and Hangzhou HollySys.

24. The remaining minority equity interests in Beijing HollySys and
Hangzhou HollySys appear to be 25.89% and 10.36%, respectively. See page 19 and page F1-10. Please confirm and identify the holders of these interests. Please also state whether HollySys Holdings/HLS has sought or intends to seek control of these minority interests.

25. The third HollySys Operating Company, Beijing HollySys Haotong Science & Technology Development Co., Ltd., is mentioned at page 18.
Please provide further information concerning this company. Elsewhere, at page 93, the prospectus states that Beijing HollySys owned 70% of this company as of December 31, 2005; and at page 82, Beijing HollySys is identified as the majority owner of the company.
However, at page FII-8, note 1 to the consolidated financial statements indicates that on December 31, 2002, Beijing HollySys purchased the remaining 30% interest in Haotong that it had not previously acquired, thus giving it a 100% ownership interest in this operating company as of that date. Please clarify. Include in your explanation a discussion of how HollySys Holdings holds its interest in Haotong.

26. The second full paragraph states that the businesses of the HollySys Operating Companies began in 1993. However, the prospectus states at page 93 that Beijing HollySys was established in September
1996 and Hangzhou HollySys in September 2003; Note 1 to the consolidated financial statements of Gifted Times Holdings Limited states at page FII-8 that the Board of Directors of Beijing
HollySys
made their first acquisition of an interest in Beijing Haotong in May
2002.  Please address the inconsistency.

27. We note that voting-together agreements with Dr. Wang are mentioned at page 19. Elsewhere, Note 1 to the consolidated financial statements of Gifted Time Holdings Limited states at FII-7 that ". . . there was a voting-together agreement among the owners of
74.11% interest in Beijing HollySys and a voting-together
agreement
between the two owners of 60% interest in Hangzhou HollySys. Furthermore, these two executed voting-together agreements have given the voting control to the same individual, who is the founder of Beijing HollySys. Therefore, there is a control group which has
voting control over both entities."   Please identify the parties
to
the voting-together agreements and explain why the agreements give voting control to the same individual. Please also identify the individual in question.

28. Please revise your disclosure here and throughout your filing to include your additional 29.64% ownership of Hangzhou HollySys as disclosed on page 93.

The Business Combination

29. We note the disclosure on page 20. Please explain more clearly how and when the variable portion of the cash payment will be determined. If that amount is dependent on the amount of funds remaining in the trust account in the event that any of Chardan`s stockholders exercise their conversion rights, how will Chardan pay for the deferred portion?

Approval of the HollySys Stockholders, page 21

30. Indicate the number of beneficial HollySys stockholders.

Stock Ownership, page 22

31. Indicate the percentage represented by the 1,250,000 shares.

Interests of Chardan Directors and Officers in the Stock Purchase, page 22

32. Please describe the principal terms of the agreement between HollySys and Chardan Capital, LLC. Please clarify whether the agreement is between HollySys and Chardan Capital or HLS and Chardan
Capital.

33. Please clarify the term, "HollySys Parties."

Material United States Federal Income Tax Consequences of the
Stock
Purchase, page 25 and 52

34. Please revise discussion of material tax consequences on page
25
and page 53 to clearly state that it is the opinion of named counsel for each tax consequence being opined upon.

Selected Historical Financial Data, page 26

35. Reconcile the "HollySys Holdings Historical Financial Data" with the financial statements "contained elsewhere". Explain the reasons for the two different entities and clearly indicate that the financial statements contained elsewhere fully represent the financial condition and operations of the companies whose shares are being offered in this registration statement.

36. Please revise to include separate line items for income (loss) from continuing operations per share and cash dividends declared per common share in accordance with Item 301 of Regulation S-K.

37. Tell us how you determined the weighted average common shares outstanding for each period presented considering you disclose the number of outstanding common shares as 50,000 on the balance sheet presented on FII-3. The information presented here should be based on historical data. Please advise or revise.

38. Please reconcile the amounts presented for operating income and total current assets with those presented in your financial statements (e.g. differences were noted in December 31, 2005 and June
30, 2005).  Revise accordingly.

Selected Unaudited Pro Forma Combined Financial Information, page
27

39. Please revise to include a separate line item for cash dividends declared per common share.

Comparative Per Share Information, page 28

40. It appears the amounts representing the historical net income per share for HollySys in June 2004 and 2005 ($.20 and $.58, respectively) are based on the assumed number of shares to be issued in the merger. Please revise to accurately reflect the actual (historical) net income per share for all periods presented (including December 31, 2005) and revise note (2) to your table to clarify how the historical amounts were computed.

Market Price Information, page 29

41. Indicate the name of the "one holder of record of the units" and the names of the "six holders of record of the common stock. . ."
and
explain the relationships between the record holders and the beneficial owners.

Risk Factors, page 30

42. Please consider disclosing a risk factor stating that a fairness opinion was not obtained and discuss the potential liability of not having a fairness opinion.

43. The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors
3, 5-7, 10,11, 13, 14,16, 18, 25, 27, 28, 33, and 38.

44. To the extent possible, please avoid the generic conclusions you reach in several of your risk factor subheadings and risk factor discussions that the risk could cause your sales or business to "suffer" of could "negatively affect," "adversely affect" or have an
"unfavorable affect" on business, revenues or other similar matters.
Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear. For instance, see risk factors 1, 4, 10, 11, 12, 13, 14, 15, 17, 23, 25, 29, 30, 31,
and 32. Please describe specifically the impact that the risks mentioned might have on your business.

45. We note that HLS will be a foreign private issuer after the redomestication merger. Please discuss any consequences thereof as a material risk factor in this section.

46. Risk factors 8 and 9 appear to be similar; risk factors 31 and
32
appear to similar.  Please discuss the risk only once.

47. In risk factor 9, where you state that the risk of a catastrophic failure is relatively small, please provide the context and the basis of the statement. You state that you may not be able to obtain adequate insurance coverage to protect it. Please discuss your current insurance coverage later in the prospectus.

48. Risk factors 16 and 17 appear generic and are equally applicable to all companies and should be deleted.

49. Please briefly but clearly discuss the consignment agreements and the risk that the stock consignment agreements may be unenforceable.
This is an important risk that should be discussed at the beginning of the Risk Factor section. Please revise.

50. We bring your attention to risk factor 24. Please explain the import to the operations of HLS of the discussion at page 36 of Notice 75 of SAFE and Overseas Special Intention Companies.
Please
also identify the OSIC(s) that will exist following the stock purchase.

51. In addition, it appears that the discussion of Notice 75 involves a different risk than the effect of PRC foreign exchange regulations upon the ability of the HollySys operating companies to pay dividends in foreign currency or to conduct other foreign exchange transactions. If so, please create a new risk factor in connection with Notice 75.
52. Risk factors that are important and most material for investors to make decisions should be discussed at the beginning of the Risk Factor section. Risk factors 26-33, 35, and 36 are some of most material risk factors and should be discussed at the beginning of the
Risk Factor section.  Please revise.

Special Note Regarding Forward-Looking Statements, page 40
53. Please delete this section, which duplicates the section that follows it.

The Chardan Special Meeting, page 41
54. Please clearly spell out whether and how invalidly exercised or non-exercised conversion and/or appraisal rights may be remedied before or after the shareholder meeting.
55. Please clearly state how abstained votes and proxies relating to street name shares that are returned to Chardan but marked by brokers as "not voted" will be cast in this section.
56. Please explain whether the exercise of conversion rights or appraisal rights for common stock will affect the warrants held by the investors.
57. Please succinctly explain in the prospectus the differences between choosing appraisal rights and conversion rights. We note that only one right may be elected in respect of the shares.

Background of the Stock Purchase, page 45

58. On page 18, you state that $29.8 million was placed in the trust account. Inconsistently, you state that approximately $25.8 million was placed in a trust account. Please reconcile the discrepancy.

59. Please clearly identify the parties to the stock purchase agreement, including Shanghai Jinquiaotong Industrial Development
Co., Team Spirit Industrial Limited, and OSCAF. Please also provide a brief history of the parties.

60. CNCAC and Chardan are used interchangeably. Please use one consistently throughout the prospectus.

61. You state on page 46 that Chardan representatives first met with
HollySys` President, Dr. Wang Changli and Chairman, Madame Qiao
Li,
on August 17, 2005 and again on August 22, 2005, for preliminary
discussions about a potential business combination.   Please
describe
when and how Chardan and HollySys learned of each other.

62. Please clarify whether Greatace was or will be compensated for locating companies for Chardan.

63. Please disclose the date the company or any affiliates of the company had initial contact with Greatace or its principals to provide services for Chardan. Please describe the negotiations between Greatace and Chardan or its affiliates in engaging Greataces`s services including the timing of those negotiations. Please disclose when any agreements, preliminary or otherwise, were entered into between Greatace and Chardan or its affiliates and describe the principal terms of the agreements.

64. Please disclose when Greatace first began seeking possible acquisition targets and when it first presented possible acquisition companies to Chardan or its affiliates. Please describe the process, including dates, from when Greatace first mentioned or presented any acquisition companies to Chardan or its affiliates.

65. We note that the principals of Greatace have been known to Mr. Huang, an officer and director for Chardan, for many years.
Please
elaborate on the relationship between Mr. Huang and Greatace`s principals, including how and when they knew each other. Is Greatace an affiliate of Mr. Huang or any of his affiliates? If not, please clearly state so.

Chardan`s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 48

66. We note that parts of this section and the "HollySys` and the HollySys Operating Companies` record of growth and expansion and high potential for future growth" section appear promotional, rather than factual, and should be revised to remove all promotional statements.
No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements on page 48 such as "extensive experience in performing due diligence." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

67. On page 49, we note the disclosure that "[t]ransfer of record ownership is subject to the directions of the consignee, in this case
HollySys Holdings, so long as it is a permitted transfer and transferee is acceptable under PRC law." Please explain this statement; specifically, explain what transfer and transferee are acceptable and not acceptable under PRC law. Please also explain whether one would need to apply for permission or whether there is any regulatory requirement for transfers. Please consider whether a risk factor should be added, and if not, why not.

68. You state that "the stock purchase agreement provides for opinions of PRC counsel on the validity and enforceability of all the agreements by the HollySys Stockholders." However, you do not disclose here the opinion on validity and enforceability of the agreements in the prospectus. Please do so. We note on page 64 you state that the stock consignment agreements are subject to enforceability and limitations of the laws and rules of PRC. Please discuss the limitations.

69. Also describe whether the board of directors received an opinion from the appropriate Chinese authorities that the control agreements were valid under Chinese law. Also explain how this is an acquisition or ownership of the companies when it appears to only provide contractual control over the companies. Please consider whether a risk factor should be added and if not, why not.

70. You disclose that transfer of record ownership is "subject to the directions of the consignee." Please explain how that is done procedurally if one consignee decides to transfer the record ownership to another party.

71. Please move the disclosure on page 64 and 65 under sections
"stock consignment agreement" and "protections of shareholders against the loss of consigned and assigned assets" immediately after this discussion.

72. We note that PRC law does not permit transfers in amounts in excess of 25% of the person`s holdings annually during the incumbency period. Please explain to us on a supplemental basis the purpose of such record ownership restriction when a consignee can have all of the beneficial ownership without any limitations. We may have further comments.

73. Dr. Wang Changli, who is subject to the restriction, owns
14.23%
of the outstanding shares of Beijing HollySys. Please disclose whether any other record owners of Beijing HollySys and Hangzhou HollySys are subject to this restriction. Please also explain why Dr. Want doesn`t intend to transfer 25% of his ownership to HollySys
Holdings simultaneously with the completion of the redomestication merger and agree to transferring the subsequent 75% within the next three years.

74. Please provide the full name of OSCAF and explain Team Spirit and
OSCAF`s ownership in HollySys.

75. Please file all validly executed consignment agreements as exhibits. We note that HollySys stockholders have entered into voting-together agreements with Dr. Wang and they have also consigned their equity interest in Beijing HollySys to HollySys Holdings. Please clarify whether they have each entered into separate consignment agreements.

76. It appears that none of the stockholders other than Dr. Wang is subject to the record ownership stock restriction. Please explain why do they not simply transfer their record ownership to HollySys Holdings.

77. Please clarify whether there are any rights that a consignee does not have toward his or her beneficial ownership of the stocks consigned other than title to record ownership.

78. Please explain the statement, "[t]he agreements are subject to force majeure limitations."

79. We note that "in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period." Please discuss whether there is any deterrent for the breach on the consignors part, whether there is penalty for the breach, and what remedial measure the consignees can take after the breach.

80. We bring your attention to the paragraph, "[i]n the event that the consignment agreements are cancelled sometime in the future, then
HLS would lose the control of the companies to the extent that the stock was not previously transferred to it. Such transfer due to termination would likely be for no value . . . there are no real obligations for HollySys Holdings under the agreement." Please add a risk disclosure in the beginning of the risk factor section discussing this risk.

81. We note that the company registers its name solely as HLS
Systems
International, Ltd. in the Memorandum of Association and Articles of
Association. Neither of the above documents refers to Gifted Time Holdings Limited. However, we also note that the stock consignment will be entered with Gifted Time Holdings Limited, without mentioning
HLS Systems International of HollySys; the Stock Purchase Agreement will be between Chardan and Shanghai Jingquiaotong Industrial, among other parties, without mentioning Gifted Time Holding or HollySys. Please disclose whether the stock consignment and the stock purchase agreement will be enforceable by HLS or HollySys.

82. Section 2 of the Stock Consignment Agreement stipulates that as consideration for the consignment of the rights incidental to beneficial ownership of the stocks, Gifted Time will pay the consignor by issuance of common stock. Please clearly discuss this payment arrangement in the prospectus. Moreover, please revise the relevant sections as appropriate, such as sections "Certain Relationships and Related Transactions" and "Beneficial Ownership of
Securities."

83. Section 5 of the Stock Consignment Agreement stipulates that in case of default, the cap for the defaulting party`s liability shall not exceed the amount of economic loss that defaulting party could anticipate or should anticipate as of the date of this Agreement. Please clearly state the anticipated amount of the date of the Agreement. Please discuss this provision in the prospectus.

84. The Stock Consignment Agreement further stipulates that legal actions may be initiated in a "competent jurisdiction." Please explain in this section of the prospectus to which jurisdictions you
refer.   Is the U.S. federal court a competent jurisdiction?

85. The Stock Consignment does not spell out the "Shares
Consignment
Rights." Will that be specified in one of the appendices? Please file all of the appendices to the Stock Consignment Agreement as exhibits. Please file validly executed agreements before effectiveness.

Conditions to the Completion of the Acquisition, page 61

86. One of the conditions is that Chardan must have received a legal opinion, dated as of the closing, from Guantao Law Firm. Please clarify the nature of the legal opinion.

Extension; Waiver, page 63

87. You state that at any time prior to the consummation of the stock purchase, Chardan and the HollySys Stockholders may extend the time for the performance of any of the obligation or other acts, waive any inaccuracies in the representation and warranties or waive compliance with any of the conditions. Please clarify whether any of the conditions may be waived or changed after the shareholder meeting. We may have further comments.

Employment Agreements, page 64

88. Please disclose the principal terms of the employment agreements, including the annual salary. Please file executed employment agreements as exhibits.

Stock Consignment Agreements, page 64

89. As a related matter, a table of parties to consignment agreements, provided at page 64, shows five parties. Please state whether there are five consignment agreements, each concerning the five respective percentages specified at page 64, and five BVI companies that are parties to the agreements with HollySys
Holdings.

Protections of Shareholders Against the Loss of Consigned and
Assigned Assets, page 65

90. Please explain the distinction between consigned and assigned assets, and describe the assigned assets, if any, to which reference is made.

91. The last sentence in the fourth full paragraph states that, "PRC law provides for enforcement of minority rights in respect of corporations which are intended to protect against improper dealings by the majority to the detriment of the minority shareholders." Please explain what is contemplated. It appears that the minority shareholders in question would be, initially, the former Chardan shareholders, which will hold approximately 23% of the outstanding common stock of HLS following the redomestication merger. Please discuss.

92. Please clarify the effects of termination of the consignment agreements, discussed in the fifth full paragraph. Please explain in particular the statement that, "Such transfer due to termination would likely be for no value, and could be as a result of a breach by
HollySys Holdings, although there are no real obligations for HollySys Holdings under the agreements."

Chardan Redomestication Merger, page 66

93. Please discuss any material downside redomesticating to BVI.

94. Please explain the differences between appraisal rights and conversion rights and how each one is to be exercised properly and whether they may be remedied and how.

95. You state to exercise appraisal rights, stockholders must not vote in favor of the merger. Is this different from exercise of conversion rights that stockholders must vote against the merger?

96. We note that the stockholders who exercised appraisal rights must
then file a petition in the Delaware Court of Chancery demanding that
the Chancery Court determine the fair value of the shares and if they
did not file the petition within 120 days from the effective date,
they may lose their rights of appraisal.   Please discuss in what
situations the stockholders "may" still have a right to the appraisal after 120 days. Please disclose how the stockholders will be informed of the effective date.

97. Please briefly describe compliance with "Section 262."

Rights of Minority Shareholders, page 74

98. We bring your attention to the statement, "[u]nder the law of the
British Virgin Islands, there is little statutory law for the protection of minority shareholders . . .."  Please clearly state this in the beginning part of the risk factor section and discuss the risks discussed under the "Rights of Minority Shareholders" section.

Chardan 2006 Equity Plan, page 75

99. Please include the following information:
* If determinable, please include the table as described in Item
10(a)(2) of Schedule 14A.
* If determinable, please include the information required by Item 10(b)(2)(ii) of Schedule 14A.

Information about the HollySys Operating Companies, page 82

100. See our comment above concerning promotional and speculative statements regarding much of the discussion on page 85.

101. Clarify the term "BASF" and that it has designated HollySys as a
"potential qualified Distributed Control Systems . . .."

102. Please convert all amounts in RMB to dollars.

103. Please explain all technical terms such as, "I/O signal processing technology," "network protocol interface," "distributed control systems platform," "MES and system integrated solutions,"
"ESD," "CTC," "SCADA," "PLC," and "kernel technologies."

104. Please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

105. Your disclosure in the third paragraph of page 87 indicates HollySys spends approximately 2-4% of annual revenues on research and development. Based on the disclosures in your statements of operations (FII-4), it appears that less than 1% of revenues have been spent on research and development costs. Please advise or revise to clarify.

106. Please explain what is meant by "standard setting process" and
"e-government" at page 85.

107. Please explain what is meant by "prophase" and "agencies" in the description of the Programmable Logic Controller products.


Properties, page 91
108. Please provide the disclosure required by Item 102 of Regulation
S-K regarding your facilities and offices.
Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 93
Results of Operations

General
109. Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods for each financial statement line item. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business, and including a detailed discussion of the year over year variances. Since contracts may overlap reporting periods, additional disclosure above the change in the number of contracts is necessary. An example might be revenue and costs attributed to each sector and the change between periods.
Also consider discussing your revenue backlog between periods

Business Overview
110. You indicate that you are the sole "qualified" domestic provider of automated control systems for the nuclear power generating industry. Please support this statement or delete it.
111. Please explain "minority interest."

Comparison of Six Months Ended December 31, 2005 and 2004, page 96
112. We note your attributed the increase in cost of products sold to an increased level of purchases from outside vendors versus internally produced equipment. This change was made to "better satisfy customers` needs." Please expand your discussion to support this statement (e.g. quality of product, timing of delivery, etc.).

Certain Relationships and Related Transactions, page 127
113. Please name the promoters and provide the disclosure required by
Item 404(d) of Regulation S-K.
114. At page 114, you state that Chardan is obligated, commencing August 2, 2005, to pay to Chardan Ventures a monthly fee of $7,500 for general and administrative services. Is this the same fee as the
$7,500 per-month administrative fee payable to Chardan`s officers? If so, please clarify and clearly state whether the fee is pad to Chardan`s officers or Chardan Venture, an affiliate of the Chardan`s officers. If not, please include a discussion in this section. Furthermore, please disclose the affiliation between Chardan Venture,
Chardan Capital, LLC, and Chardan Capital Markets, LLC.

Beneficial Ownership of Securities, page 129

115. For Sappling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

116. Please revise the beneficial ownership table to include the warrants exercisable within 60 days of the merger.

Price Range of Securities and Dividends, page 132

117. There appears to be an error in the entry of high and low prices for the Chardan Units for the first quarter of 2006.

Dividends,

118. You disclose here that Chardan has not paid any dividends on its common stock to date. However, on page 127, you disclose that effective July 22, 2005, the board of directors authorized a stock dividend of 0.25 shares of common stock for each outstanding shares of common stock. Please reconcile.

Shares Eligible for Future Sale, page 133

119. Please explain to us supplementally how there will be 30.5 million shares of common stock outstanding and how that 7 million will be registered and freely tradable "without securities law restriction."

Where You Can Find More Information, page 136

120. Please update SEC`s address.

Gifted Time Holdings Limited Financial Statements
Notes to Consolidated Financial Statements

General

121. Please disclose that the interim financial statements have not been audited by an independent certified public accountant. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary so the financial statements are not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Please revise.

122. Please revise the financial statements for each period presented to include earnings per share information and related disclosure in accordance with SFAS 128. Update the Comparative Per Share Information disclosure (page 28) and your Pro Forma Income Statements
(pages 121 and 122) accordingly.

123. Tell us whether your two revenue categories (i.e. integrated contracts and product sales), your industry sectors (i.e. nuclear power plants, rail transportation, etc.) or each of your subsidiaries represent separate operating segments as defined in paragraph 10 of
SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 - 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, FII-10

124. We noted from your website that you provide your customers with lifelong maintenance services and parts (i.e. postcontract customer support). Please revise your revenue recognition policy to clarify the specific types of services you are currently providing in your contracts and whether the contract involves the sale of hardware, software and other goods or services. Disclose the policies for accounting for multiple elements under the arrangement (consider the guidance of SOP 97-2 and EITF 00-21). Also, ensure your revised revenue recognition policy discloses how each of the four criteria of
SAB 104 specifically applies to each of your revenue streams (e.g. maintenance agreements, training, hardware sales, etc.). Disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS
48). Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements. Accounts Receivable, Other Receivable and Concentration of Credit Risk, FII-11

125. We note you allowance for doubtful accounts of billed accounts receivable has been accrued in accordance with an age analysis method. Please expand your disclosure here to describe in detail the age analysis method. To enhance a readers understanding of your billed receivables and the correlation with the allowance for doubtful accounts, disclose in tabular format (here or MD&A) your aging analysis that depicts your aging criteria (for example, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation.

126. We noted that you do not include shipping freight on your invoices for revenue recognition purposes. Disclose your policy for how you account for these costs and disclose the amount of such costs and the line items on the financial statements that include them. See EITF 00-10, Accounting for Shipping and Handling Fees and Costs.

Note 5 - Long-Term Investments, FII-17

127. We noted three entities (Shenzhen HollySys - 52%, HollySys Zhonghao - 89.11%, and Beijing TechEnergy - 50%) where you have ownership interest at or exceeding 50% however you do not appear to be consolidating such entities. Although we understand in two instances (Shenzhen and Zhonghao) you have either ceased or are winding-down operations, this does not preclude you from consolidation. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51, FIN 46(R), and SFAS 144.  Please advise or revise accordingly.

Note 6 - Warranty Liability, FII-18

128. We noted from your disclosure in the last paragraph on page
107
(Working Capital) that your provision for warranty liabilities is charged to selling expense. Tell us why the provision is not recorded as a cost of revenue. Please advise or revise accordingly.

129. In addition to the comment above, tell us how your accounting for warranty liabilities impacts your revenue recognition policy
(that is, how this impacts your percentage of completion on your projects). If there is no impact to your percentage of completion, tell us why not.

Note 8 - Long-Term Loans, FII-20

130. Please provide the disclosure required by paragraph 10 of SFAS
47.

Other Regulatory

131. Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Part II

Undertakings, page II-4
132. Please provide the undertakings required by Item 512(a) of Regulation S-B.

Exhibits
133. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements and Exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.
The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.
After reviewing this list, we may have further comments.
134. Please explain why exhibits required by numbers 9, 11, 12, 13,
15, 21 are not filed.
135. Although the exhibit list indicates that exhibit 10.5 Opinion re
Consignment Agreements of Guantao Law Firm is filed, it is not in the
Edgar system.  Please file.
136. Please file an opinion of counsel as to material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.
137. Please file executed copies of the following agreements:
Stock
Purchase Agreement; Memorandum of Association; and Articles of
Association.

Tax Opinion
138. In the last paragraph on page two of the tax opinion, please remove the words "generally applicable" and state that you discuss all material tax consequences.

Signatures
139. It appears that the registration statement should be signed by a
majority of HLS`s board of directors.  See Signatures, Instruction
1
on Form S-4.  Please revise in your next amendment.

Form 10-KSB for the year ended December 31, 2005 and Form 8-K filed
on February 2, 2006
140. Please revise the disclosure to comply with the comments issued
on the Form S-4, as applicable.
141. We note your disclosure that your management concluded that your
"disclosure controls and procedures are effective . . . to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is
recorded,
processed, summarized and reported ... "   Revise to clarify and
add,
if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that the
Company`s disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule
13a-15(e).


* * * * *

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Hugh
West
at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or M. Cathey Baker at (202) 551-3326, or
Don
Rinehart, who supervised the review of your filing, at (202) 551-
3235
with any other questions.

Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies

cc: 	Douglas J. Rein
	Fax (858) 677-1401
Li Zhang
HLS Systems International Ltd.
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